Exhibit 99.1

NEWS RELEASE

BIOFUEL REPORTS FIRST QUARTER RESULTS

DENVER, COLORADO — MAY 15, 2009 — BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its first quarter results.  For the three months ended March 31, 2009, revenues totaled $97.5 million, which was comprised of $79.9 million from sales of ethanol and $17.6 million from sales of distillers grain.  Net loss attributable to common shareholders was $7.7 million, or $.34 a share, for the three months ended March 31, 2009.  The net loss for the three months ended March 31, 2009 was $11.2 million, which included $3.5 million of losses attributable to noncontrolling interests.

Operating loss for the first quarter was $7.7 million, which resulted from $102.6 million of cost of goods sold, including $72.0 million for corn. The Company also had $3.5 million of interest expense in the first quarter, which resulted in the net loss of $11.2 million.  The Company also had $6.6 million of depreciation expense for the quarter.  On a combined basis, the plants ran at 100% of their nameplate capacity during the quarter.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “The first full quarter of production for the Company represents a significant milestone as our plants averaged 100% of capacity for the quarter.  Despite this, the continuation of negative spot margins is the main factor behind the operating losses.  We also continued to experience challenges with our dryer reliability that negatively impacted the Company’s performance, especially at our Fairmont Plant.  Despite this, the strength of our operations team showed through in our results and we remain on a path of continuous improvement.  As we’ve disclosed previously, given the challenging environment we are in and our debt service requirements in 2009, we are likely to need to restructure our debt or obtain other accommodations from our lenders, in order to continue operating as planned.”

 In the first quarter, the Company borrowed $12.5 million under its construction loan and $2.0 million under its working capital facility.  At March 31, 2009, amounts outstanding included $193.7 million drawn under the construction loan and $19.0 million borrowed on the working capital facility.  Of the $16.3 million still available under the construction facility at March 31, 2009, $10.8 million is reserved to fund a debt service reserve account.  At March 31, 2009, the Company held $7.8 million of cash and equivalents and stockholders’ equity totaled $84.3 million, including $9.7 million of noncontrolling interest.

The Company plans to host a conference call on Monday, May 18, 2009 beginning at 1:00 p.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 64090.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 161662.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance &	www.bfenergy.com
Chief Financial Officer
(303) 640.6500
kmaguire@bfenergy.com

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended March 31,
Summary Income Statement	2008	2009
Net sales	$—	$97,494
Cost of goods sold	—	102,565
Gross loss	—	(5,071)
General and administrative expenses:
Compensation expense	2,457	1,504
Other	1,645	1,138
Operating loss	(4,102)	(7,713)
Interest income	526	34
Interest expense	—	(3,501)
Other non-operating income	—	2
Net loss	(3,576)	(11,178)
Less: Net loss attributable to the noncontrolling interest	1,798	3,468
Net loss attributable to BioFuel Energy Corp. common shareholders	$(1,778)	$(7,710)

Loss per share - basic and diluted attributable to BioFul Energy Corp. common shareholders	$(0.12)	$(0.34)

Weighted average shares outstanding
Basic and diluted	15,319	22,502

Additional operational data
Ethanol sold (gallons, in thousands)	—	55,061
Dry distillers grain sold (tons, in thousands)	—	119.8
Wet distillers grain sold (tons, in thousands)	—	104.2
Average FOB price of ethanol sold (per gallon)	$—	$1.46
Average FOB price of dry distillers grain sold (per ton)	$—	$119.25
Average FOB price of wet distillers grain sold (per ton)	$—	$37.57
Average corn cost (per bushel)	$—	$3.66

	December 31,	March 31,
Summary Balance Sheet	2008	2009

Cash and equivalents	$12,299	$7,806
Accounts receivable	16,669	17,639
Inventories	14,929	12,928
Prepaid expenses	2,153	1,326
Restricted cash - current	612	16
Other current assets	203	—
Property, plant and equipment, net	305,350	300,164
Certificates of deposit	4,015	4,025
Debt issuance costs, net	7,917	7,556
Restricted cash - non-current	1,003	1,005
Other non-current assets	574	419
Total assets	$365,724	$352,884

Total current liabilities	$38,157	$24,400
Senior debt, net of current portion	206,990	218,111
Subordinated debt, net of current portion	19,361	19,599
Tax increment financing, net of current portion	5,887	5,886
Derivative financial instrument, net of current portion	83	—
Other non-current liabilities	487	588
Total liabilities	270,965	268,584

BioFuel Energy Corp. stockholders’ equity	80,690	74,647
Noncontrolling interest	14,069	9,653
Total equity	94,759	84,300
Total liabilities and stockholders’ equity	$365,724	$352,884

Total shares outstanding at May 14, 2009 (a)	32,560,322

(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.